ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 2, 2017

                         Robert M. Schmidt

                         (617) 951-7831

                         robert.schmidt@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Sally Samuel, Esq.

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—
Responses to Comments on Post-Effective Amendment No. 92

Dear Ms. Samuel:

I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust” or the “Registrant”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) on the Trust’s Post-Effective Amendment No. 92 (the “485(a) Amendment”) to the Trust’s Registration Statement on Form N-1A. The 485(a) Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), on October 14, 2016, in connection with the registration of Class P and Institutional Class shares of AllianzGI Global High Yield Fund (the “Fund”), a new series of the Registrant. We received oral comments from since-retired staff reviewer Ms. Deborah D. Skeens regarding the 485(a) Amendment via telephone on November 28, 2016. Summaries of these comments and the Trust’s responses are set forth below. These responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 106 (the “485(b) Amendment”) to the Trust’s Registration Statement, to be filed with an effective date of May 3, 2017, pursuant to Rule 485(b) under the Securities Act. Capitalized terms used herein but not defined have the meanings given in the 485(b) Amendment.

General

1.	Comment: Please include in the 485(b) Amendment all information that had been omitted from or placed in brackets, including exhibits, in the 485(a) Amendment.

Response: The Trust confirms that the 485(b) Amendment includes all information that had been omitted from or placed in brackets in the 485(a) Amendment.

2.	Comment: Please confirm supplementally that the Trust will update the relevant series and class identifiers on EDGAR.

Response: The Trust confirms that the 485(b) Amendment includes all applicable updates to EDGAR series and class identifiers.

3.	Comment: Please confirm supplementally that the Trust will file a new legal opinion pursuant to Item 28(i) of Form N-1A with the 485(b) Amendment.

Response: The Trust confirms that an updated opinion and consent of counsel is being filed with the 485(b) Amendment.

Prospectus

Fees and Expenses

4.	Comment: Please confirm that the expense limitation described in the footnote to the Fund’s Annual Fund Operating Expenses table will be effective for at least twelve months from the effective date of the 485(b) Amendment, in accordance with Item 3 of Form N-1A.

Response: The Trust confirms that the expense limitation described in the footnote to the Fund’s Annual Fund Operating Expenses table will be effective through at least June 30, 2018, which will be more than twelve months from the effective date of the 485(b) Amendment.

Principal Investment Strategies and Principal Risks

5.	Comment: If derivatives may be taken into account in assessing compliance with the Fund’s 80% test under Rule 35d-1 (the “Rule 35d-1 Policy”) under the Investment Company Act of 1940 Act, as amended (the “1940 Act”), please describe how derivatives are included or counted for purposes of the Rule 35d-1 Policy and describe how they will be valued. Please note that the Staff’s position is that the derivative’s market value should be used to include or count the derivative for purposes of a Fund’s Rule 35d-1 Policy.

Response: For purposes of determining compliance with its Rule 35d-1 Policy, the Fund may account for a derivative position by reference to either its market value or notional value, depending on the circumstances. Consistent with the purposes of Rule 35d-1, the Trust believes it is appropriate to use a derivative contract’s notional value when notional value is the best measure of the economic exposure the derivatives contract provides to investments that are consistent with the fund’s name. For example, a fund with the word “bond” in its name might appropriately use the notional value of a long position in a bond futures contract for purposes of measuring the fund’s compliance with its Rule 35d-1 Policy. This is because the potential performance impact of holding a long position in a bond futures contract would be viewed as significantly linked to its notional value, substantially more so than to its market value. The Trust notes that rigid use of the market values of derivatives contracts for Rule 35d-1 purposes, without regard to economic exposure, would not only serve to prevent funds with appropriate economic exposure to a given type of investment from satisfying their Rule 35d-1 Policies, it would also permit funds with economic exposures very different from their names to comply with their Rule 35d-1 Policies. For example, under such a rigid interpretation (which the Trust is not adopting), a fund with “equity” in its name that invests 90% of its assets in equities, but hedges out all of its equity exposure with index futures, would satisfy its Rule 35d-1 Policy notwithstanding that it had no economic exposure to equity investments. Among other purposes, the Fund may use derivatives to obtain economic exposures that replicate investments in fixed income instruments, and the Fund will carry out its Rule 35d-1 analysis accordingly.

The Trust notes that disclosure in the section titled “Characteristics and Risks of Securities and Investment Techniques–Capitalization Criteria, Percentage Investment Limitations and Alternative Means of Gaining Exposure” currently states:

Unless otherwise stated, all market capitalization criteria and percentage limitations on Fund investments listed in this Prospectus will apply at the time of investment. The Fund would not violate these limitations unless an excess or deficiency occurs or exists immediately after and as a result of an investment. Unless otherwise indicated, references to assets in the percentage limitations on the Fund’s investments refer to total assets. Unless otherwise stated, if the Fund is described as investing in a particular type of security or other instrument, either generally or subject to a minimum investment percentage, the Fund may make such investments either directly or by gaining exposure through indirect means, such as depositary receipts, derivatives (based on either notional or mark-to-market value depending on the instrument and circumstances), placement warrants or other structured products. Such exposure may be achieved through a combination of multiple instruments or through a combination of one or more investment instruments and cash or cash equivalents.

This language is unchanged in the 485(b) Amendment. The Trust notes that in December 2015, the Commission proposed rule changes relating to derivatives use that, if adopted as proposed, would affect the Fund’s future approach to asset segregation.

6.	Comment: In the “Principal Investment Strategies” section of the Fund’s Fund Summary, please revise the disclosure to describe whether the Fund intends to invest in instruments within a specified maturity range and to clarify the meaning of the word “duration” (the Staff notes that duration is not the same as maturity). In addition, please move disclosure relating to duration from the penultimate paragraph of the section to the first paragraph.

Response: The Trust notes that the Fund Summary and in the Item 9 strategy description each include the following: “In making investments, the Fund’s portfolio managers are not subject to any restriction with respect to duration, but will seek to manage the Fund’s portfolio such that its duration profile is similar to that of the Global High Yield Index.” The Trust respectfully submits that this sentence completely and accurately describes the expected duration profile of the Fund’s portfolio. The Trust submits, furthermore, that

“duration” is a common investment term whose use is consistent with the “plain English” principles promulgated by the SEC. The prospectus also includes explanations of “duration” under “Summary of Principal Risks—Fixed Income Risk” (“‘Duration’ is one measure of the expected life of a fixed income instrument that is used to determine the sensitivity of a security’s price to changes in interest rates. . . . As a general rule, a 1% rise in interest rates means a 1% fall in value for every year of duration.”) and “Characteristics and Risks of Securities and Investment Techniques—Fixed Income Securities” (“Fixed income securities with longer ‘durations’ (a measure of the expected life of a fixed income security that is used to determine the sensitivity of a security’s price to changes in interest rates) tend to be more sensitive to interest rate movements than those with shorter durations.”).

7.	Comment: Please explain supplementally the basis for considering the BofA Merrill Lynch Global High Yield Constrained Index an appropriate broad-based market index.

Response: The Trust believes the BofA Merrill Lynch Global High Yield Constrained Index is an appropriate broad-based market index for the Fund because it is a well-known, widely published, industry-standard benchmark that tracks the performance of the below-investment grade corporate debt market on a global basis. The Trust notes that the Fund will be managed specifically with reference to this index, making it the most relevant benchmark available. The Trust also notes that the weighting of the index to a particular issuer is capped at 2%, which limits the effect of any one issuer on the returns of the index and has the result that the index tends to track high yield market performance more broadly than it otherwise would.

8.	Comment: The Staff notes that the Fund’s strategy language uses the word “may” in several instances to indicate the possibility that the Fund will make a type of investment or pursue a particular strategy. For example, the Fund Summary states, “The Fund may utilize derivatives to achieve its investment objective…” Please revise the Fund’s strategy disclosure to include language that more clearly indicates how the Fund will be managed. The Staff notes, further, that the strategy section of the Fund Summary should only reference principal investment strategies and other strategy disclosure should be moved to the Statement of Additional Information (“SAI”).

Response: The Trust notes that the style and format of the strategy disclosure in the 485(a) Amendment are similar to those currently used for other series of the Trust and affiliated investment companies and reflect previous comments by the Staff that were incorporated in prior filings. The Trust deliberately uses the word “may” and similar language in certain instances, including ones where the Fund retains the flexibility to use a given strategy or investment type, but is not bound to pursue the referenced strategy or investment type. In circumstances where Fund’s investment approach does not require this level of flexibility, the Trust has used language that indicates greater certainty (e.g., “the portfolio managers manage the Fund with reference to its performance benchmark…”).

9.	Comment: Please add appropriate disclosure in the Fund’s Item 4 and Item 9 sections to define “Yankee Dollar” obligations.

Response: The requested change has been made. In the 485(b) Amendment, the noted sentence has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

In addition to corporate, government and government agency debt securities, the Fund’s investment universe may include “Yankee Dollar” obligations (U.S. dollar-denominated obligations issued in U.S. capital markets by non-U.S. issuers), interests in bank loans, sovereign, preferred securities, sub-sovereign and supranational debt instruments and covered bonds.

10.	Comment: Please add “Senior and Other Bank Loans” risk to the Fund’s Item 4 and Item 9 “Principal Risks” sections. In addition, please disclose that it may take longer than seven days for transactions in bank loans to settle and address how the Fund intends to meet short term liquidity needs which may arise as a result of this lengthy settlement period.

Response: The Trust respectfully submits that the principal risks that it has listed in the prospectus already address the risks associated with bank loans. “Fixed Income Risk” and “Liquidity Risk” are both identified as principal risks of the Fund and call investors’ attention to the primary risks that would be associated with bank loans. The Trust has added an explicit reference to bank loan investing to the beginning of its “Fixed Income Risk” to clearly indicate that this risk disclosure applies to bank loans.

In response to the second portion of this comment, the Trust submits that it has already incorporated the referenced disclosure in the “Characteristics and Risks of Securities and Techniques—Senior and Other Banks Loans” section of the Prospectus. This addition was made in response to a prior Staff comment.

11.	Comment: The “Principal Investment Strategies” section of the Fund Summary currently states: “The Fund will normally not invest in U.S. securities in excess of the larger of (i) 60% of its assets, or (ii) a portion of its assets equal to 5% more than the weight of U.S. securities in the Global High Yield Index.” Please revise disclosure in this section to state how the Fund defines “U.S. securities.” The Staff notes that a fund may treat a company domiciled, incorporated, organized, headquartered, or located and/or principally traded in the U.S. as tied economically to a country or countries outside the U.S. if the fund demonstrates to the SEC that the company derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed, in the country or countries outside the U.S. Alternatively, the company must have at least 50% of its assets in that country or countries.

Response: In the 485(b) Amendment, the noted sentence has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

The Fund will ~~normally not invest in U.S. securities in excess of the larger of (i) 60% of its assets, or (ii) a portion of its assets equal to 5% more than the weight of U.S. securities in the Global High Yield Index. As of September 30, 2016~~invest, under normal market conditions, in securities of issuers located in at least three different countries, and will invest at least 40% of its assets outside the U.S. Under market conditions that are unfavorable to non-U.S. investments on a relative value basis, the Fund will generally maintain lower exposure to non-U.S. issuers.

For purposes of compliance with Fund policies, the Trust determines the location of an issuer pursuant to the methodology outlined in “Characteristics and Risks of Securities and Investment Techniques—Location of Issuers” in the Prospectus. This disclosure currently states that in determining whether an issuer is “located in” a particular country or group of countries, the relevant investment adviser will consider, among other factors:

(i) whether the issuer’s securities are principally traded in the country’s markets; (ii) where the issuer’s principal offices or operations are located; (iii) where the issuer is headquartered or organized; and (iv) the percentage of the issuer’s revenues derived from goods or services sold or manufactured in the country. The Manager may also consider other factors in making this determination. No single factor will necessarily be determinative nor must all be present for the Manager to determine that an issuer is in a particular country.

The Prospectus includes additional relevant disclosure in “Characteristics and Risks of Securities and Investment Techniques—Non-U.S. Securities.”

The Trust believes that this disclosure is appropriate and adequate, as is the underlying policy. The Trust notes that there is no established legal rule or clear Staff guidance governing determinations of issuers’ locations for purposes of Rule 35d-1 or fund policies. The Trust believes that its existing approach is consistent with the principles underlying Rule 35d-1 and is consistent with the reasonable expectations of investors. The Trust respectfully submits that the criteria suggested by this comment are not practical in all situations. For example, certain issuers may not derive 50% of revenue from or keep 50% of their assets in any one country. Under the Staff’s criteria, such issuers could not be understood to be located in any country for Rule 35d-1 purposes.

Summary of Principal Risks

12.

Comment: The Staff notes that the section of the Prospectus titled “Summary of Principal Risks—Derivatives Risk” includes robust disclosure describing the Fund’s use of derivatives. The Staff notes, further, that the Fund’s “Principal Investment Strategies” section of the Fund Summary states that the Fund may invest in certain types of derivatives. A representative example of such disclosure included in the “Principal Investment Strategies” section of the Fund’s Fund Summary states: “The Fund may utilize derivatives to achieve its investment objective, including bond futures and options, interest rate swaps, credit default swaps and credit default swap indices, currency forwards, foreign currency exchange contracts, options, stock index futures contracts, warrants and other derivative instruments. Derivatives transactions may have the effect of either magnifying or limiting the Fund’s gains and losses.” Please revise this disclosure to include the specific purpose of such derivative investments. Additionally, please confirm supplementally that the Trust has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., former General Counsel of the Investment Company Institute.

Response: The Trust believes the Prospectus and SAI contain adequate disclosure relating to the Fund’s use of derivatives. Current disclosure in the section of the Prospectus titled “Characteristics and Risks of Securities and Investment Techniques–Derivatives” states:

Derivatives may be used for a variety of reasons, including for risk management, for leverage and to indirectly gain exposure to other types of investments. For example, the Fund may use derivative instruments (such as securities swaps) to indirectly participate in the securities market of a country from which the Fund would otherwise be precluded for lack of an established securities custody and safekeeping system or for other reasons.

[…]

The Fund’s use of derivative instruments involves risks different from, or greater than, the risks associated with investing directly in securities and other more traditional investments, and the use of certain derivatives may subject the Fund to the potential for unlimited loss. A description of various risks associated with particular derivative instruments is included in “Investment Objectives and Policies” in the Statement of Additional Information. The following provides a more general discussion of important risk factors relating to all derivative instruments that may be used by the Fund.

The Trust confirms that it has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., former General Counsel of the Investment Company Institute, specifically with respect to disclosing (1) the types of derivatives in which the Fund may invest, (2) the specific purpose for using such derivatives, and (3) the extent to which such derivatives will be utilized.

In light of existing disclosure relating to the reasons why the Fund may use derivatives and risks associated with each, the Trust respectfully submits that its current disclosure remains appropriate.

13.	Comment: The Staff notes that the section of the Prospectus titled “Summary of Principal Risks—Confidential Information Access Risk” refers to “issuers of Senior Loans, other bank loans and related investments.” Please revise this disclosure to clarify the types of bank loans to which this principal risk applies.

Response: “Confidential Information Access Risk” may apply to any type of bank loan whose issuer has also issued publicly traded securities. Accordingly, the Trust believes that the broad references to bank loans included in its description of “Confidential Information Access Risk” are appropriate. In connection with its next annual update, when it revises disclosure applicable to all its series, the Trust will consider clarifying that “Confidential Information Access Risk” arises specifically when the Fund transacts in privately placed securities of issuers that also have public securities outstanding. Supplementally, the Trust notes that the “Characteristics and Risks of Securities and Investment Techniques—Senior and Other Bank Loans” in the Prospectus makes clear the range of bank loan instruments in which the Fund may invest:

The Fund may invest in fixed- and floating-rate loans where a bank or other financial institution is the primary lender or agent, including loans made to or issued by U.S. or non-U.S. banks or other corporations, delayed funding loans and revolving credit facilities.

14.	Comment: The Staff notes that the Fund includes “Focused Investment Risk” as a principal risk despite not including corresponding disclosure in its Fund Summary stating that the Fund may focus its investments on a limited number of issuers, sectors, industries or geographic regions. Please explain why “Focused Investment Risk” is an appropriate risk for the Fund; or, alternatively, please revise disclosure in the “Principal Investment Strategies” section of the Fund Summary to indicate that the Fund may focus its investments on a limited number of issuers, sectors, industries or geographic regions.

Response: As further explained in the Fund Summary, “The Fund is ‘non-diversified’ with respect to individual issuers, which means that it may invest a significant portion of its assets in a relatively small number of issuers, potentially increasing risk.” The Trust believes that the Fund’s status as non-diversified warrants the inclusion of “Focused Investment Risk” as a principal risk. Moreover, even if the Fund were diversified with respect to individual issuers, “Focused Investment Risk” would be applicable on the grounds that the Fund could be disproportionately affected by a disruption affecting a particular market or region, or the Fund could become disproportionately exposed to a particular source of risk as a result of a broader market disruption.

15.	Comment: The Staff notes that the Fund does not include disclosure related to investments in mortgage- or asset-backed securities. Please confirm supplementally whether the Fund currently invests or intends to invest in mortgage- or asset-backed securities, either as a principal investment strategy or as an additional strategy. If the Fund currently invests in mortgage- or asset-backed securities, please provide supplementally the amount the Fund currently invests in such securities. If the Fund invests or intends to invest in mortgage- or asset-backed securities as a principal investment strategy, please add appropriate disclosure in the Fund’s Item 4 and Item 9 disclosure.

Response: As disclosed in the Fund Summary and in the Item 9 strategy disclosure, the Fund may invest without limit in government agency debt securities, which may include mortgage-backed securities. The Fund also retains the flexibility to invest in other types of asset-backed securities, as disclosed in “Summary of Principal Risks–Mortgage-Related and Other Asset-Backed Risk.” The Fund is not subject to numerical restrictions on its exposure to such securities. The Trust notes that “Characteristics and Risks of Securities and Investment Techniques—Fixed Income Securities” in the prospectus and “Investment Objectives and Policies—U.S. Government Securities” and “Investment Objectives and Policies—Mortgage-Related and Asset-Backed Securities” in the SAI contain extensive information regarding mortgage-related investments. The Trust respectfully submits that its existing disclosure adequately describes the expected role of mortgage- and asset-backed securities in its investment strategies.

16.	Comment: The Staff notes that “Turnover Risk” is included as a principal risk of the Fund and requests that a statement to the effect that the Fund may engage in frequent trading be included in the “Principal Investment Strategies” section of the Fund Summary of the Fund.

Response: The Trust notes that Item 3 of Form N-1A requires the Fund to define portfolio turnover, explain its effects on Fund performance, and provide the portfolio turnover rate during the most recent fiscal year. Given that this disclosure is required for all funds, including funds that do not engage in frequent trading as a principal investment strategy, the Trust believes that the inclusion of Turnover Risk is appropriate for all funds, regardless of whether a fund engages in frequent trading as a principal investment strategy, and respectfully declines to make the requested change.

17.	Comment: The Staff has stated that disclosure provided in response to Item 4(a) of Form N-1A should not be identical to the disclosure provided in response to Item 9(b) and points the Trust to the Staff’s June 2014 IM Guidance Update (No. 2014-08) (“2014 Mutual Fund Disclosure Guidance”), which sets forth the Staff’s observations about this issue. Please revise as applicable or otherwise confirm that the disclosure provided for the Fund in response to Item 4(a) is tailored so that it summarizes the disclosure provided for the Fund in response to Item 9(b).

Response: The Item 4 disclosure in the 485(b) Amendment has been tailored to summarize the corresponding information provided in response to Item 9(b) of Form N-1A. A marked version of the Item 4 disclosure is attached hereto as Exhibit A.

Management of the Fund

18.	Comment: Please consider removing or clarifying the “Management of the Fund—Manager/Sub-Adviser Relationship” subsection, perhaps by indicating that the Fund does not currently have a sub-adviser.

Response: The “Management of the Fund—Manager/Sub-Adviser Relationship” subsection provides notice that shareholders have granted approval to the Fund’s adviser to enter into sub-advisory relationships without further approval. The Exemptive Order (as defined in the prospectus) does not currently apply to the Trust, but does apply to an affiliated investment company. Further exemptive or no-action relief, if obtained, could permit the Trust to rely on the Exemptive Order or elements of the Exemptive Order. In light of the potential future applicability of the Exemptive Order, regardless of whether the Trust currently engages a sub-adviser, the related disclosures in the 485(a) Amendment are appropriate and are included in the 485(b) Amendment.

Prior Related Performance Information

19.	Comment: In the second paragraph of the “Prior Related Performance Information” section of the Prospectus, please insert the word “all” between the words “managing” and “substantially” to indicate that the composite includes all relevant related performance history.

Response: The requested change has been made. In the 485(b) Amendment, the noted sentence has been revised as follows (new language denoted by underline):

The data for the Composite (defined as an “aggregation of one or more portfolios managed according to a substantially similar investment mandate, objective or strategy”) is provided to illustrate the past performance of AllianzGI U.S. and its predecessor advisers and affiliates in managing all substantially similar accounts as measured against specified market indices and does not represent the performance of the Fund.

20.	Comment: The Staff notes that the “Prior Related Performance Information” section of the Prospectus includes a table showing annual total returns, both net of fees and gross of fees, for the Composite. Please revise disclosure to indicate that “net of fees” returns are net of all actual fees.

Response: The relevant disclosure has been revised as follows (new language denoted by underline):

“Net of Fees” figures are net of all actual fees and reflect the deduction of investment advisory fees and for certain discretionary institutional accounts managed outside of the United States, may also reflect the deduction of other fees, including, without limitation, custodial fees.

21.	Comment: The Staff notes that disclosure in the fifth paragraph of the “Prior Related Performance Information” section currently states “[t]he discretionary institutional accounts that are included in the Composite may be subject to lower expenses than the Fund.” Please explain supplementally the use of “may” in this disclosure and whether it is accurate.

Response: “May” is used in the referenced disclosure to put investors on notice that the Fund may be subject to higher fees than certain accounts included in the Composite. At least one account included in the Composite was subject to lower overall fees than the Fund. The Trust confirms that the disclosure is accurate as written.

Characteristics and Risks of Securities and Investment Techniques

22.	Comment: Due to the inclusion of “short sales” in the “Characteristics and Risks of Securities and Investment Techniques” section of the Prospectus, please confirm that the Annual Fund Operating Expenses table in the Fund Summary has been prepared in accordance with the requirements of Form N-1A as to the inclusion or omission, as appropriate, of any expected fees or imputed expenses resulting from short sales.

Response: The Trust confirms that the Annual Fund Operating Expenses tables in the Fund Summaries have been prepared in accordance with the requirements of Form N-1A as to any expected fees or imputed expenses resulting from short sales.

Statement of Additional Information

23.	Comment: Please revise the audited financial statements and annual report “as of” dates to reflect those dates included in the most recent annual update to the Trust’s Registration Statement.

Response: The requested change has been made.

24.	Comment: Please update disclosure responsive to Items 17 through 20 of Form N-1A to reflect the dates specified by the Form N-1A instructions.

Response: The requested changes have been made.

25.	Comment: In the penultimate paragraph of the “Investment Restrictions—Fundamental Investment Restrictions” section of the SAI, please revise the Emerging Markets Consumer Fund concentration policy disclosure to indicate that the fund would be deemed to concentrate in a particular industry if it invested more than 25% of its total assets in a particular industry or group of industries.

Response: The Trust will consider making the requested change when it next revises the registration statement of the AllianzGI Emerging Markets Consumer Fund. The referenced disclosure is factually accurate as written and does not require immediate update.

26.	Comment: The Staff notes that disclosure in the seventh paragraph of the section titled “Investment Restrictions—Other Information Regarding Investment Restrictions and Policies” currently states: “To the extent a Fund covers its commitment under a derivative instrument or other borrowing by the segregation of liquid assets, equal in value to the amount of the Fund’s commitment, or by entering into offsetting positions, such instrument is not considered a ‘senior security’ for purposes of the asset coverage requirements otherwise applicable to borrowings by the Fund.” Please explain how the statement regarding the Fund “entering into offsetting positions” is consistent with relevant SEC Staff guidance, including Release 10666 and Dreyfus Strategic Investing & Dreyfus Strategic Income, SEC Staff No-Action Letter (publicly available June 22, 1987) (“Dreyfus”).

Response: The Registrant notes that, per Release 10666 and its progeny, which include Dreyfus, trading practices involving contractual obligations to pay in the future are subject to the requirements of Section 18 of the 1940 Act and should be treated as “senior securities” unless: (i) the fund segregates liquid assets designated as such on the fund’s records with a value equal to the fund’s contractual obligations, determined daily on a marked-to-market basis; or (ii) the fund “covers” its obligations (e.g., a fund with a short position in a futures contract could “cover” its obligations by entering into an offsetting transaction whereby it owns the instruments or currency underlying the contract in an amount sufficient to satisfy its obligations thereunder). By way of additional example, according to Dreyfus, a fund that has a long position in a futures or forward contract could “cover” its obligations thereunder by entering into an offsetting transaction (i.e., purchasing a put option on the same futures or forward contract with a strike price at least as high as the price of the contract held by the fund).

The Registrant notes that the referenced disclosure, including the phrase “entering into offsetting positions,” is used by the Fund in a manner that the Registrant believes to be consistent with Release 10666 and its progeny, which include Dreyfus, and is intended to convey the fact that the Fund’s commitments with respect to trading practices involving contractual obligations to pay in the future will be covered by either segregating assets or entering into transactions that act to “offset” (i.e., “cover”) its obligations.

*     *    *    *    *

Please do not hesitate to call me (at 617-951-7831) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Robert M. Schmidt
Robert M. Schmidt

cc:	Thomas J. Fuccillo, Esq.

Angela Borreggine, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

Angela C. Jaimes, Esq.

Exhibit A

Item 4 language marked against Item 9 language

The Fund seeks to achieve its investment objective by investing primarily in actively traded global fixed income securities, including fixed and floating rate corporate, government and government agency debt securities. The Fund normally invests at least 80% of its net assets (plus borrowings made for investment purposes) in high yield securities (sometimes referred to “junk” securities), which are fixed income securities rated below investment grade or unrated and determined by the Manager to be of similar quality, and in derivatives and other synthetic instruments that have economic characteristics similar to such securities. Under normal circumstances, the Fund primarily invests in securities that, at the time of purchase, are rated better than D by S&P or C by Moody’s or DDD by Fitch (or of similar quality, as determined by the Manager, if unrated). The Fund may invest without limit in securities denominated in foreign currencies, but expects to invest primarily in securities denominated in U.S. dollars, Canadian dollars, British pounds sterling and Euros. Foreign currency exposures realized through non-U.S. dollar denominated securities are typically hedged back to U.S. dollars through currency forwards and other instruments.

In pursuing total return ~~(which is made of income and capital appreciation)~~, the portfolio managers manage the Fund with reference to its performance benchmark, the BofA Merrill Lynch Global High Yield Constrained Index (USD) (the “Global High Yield Index”), but seek to maintain a lower level of overall portfolio risk than the global high yield market (as represented by the Global High Yield Index). The portfolio managers’ investment process includes a combination of macro analysis that seeks to identify attractive geographies and sectors and fundamental analysis that seeks to identify attractive individual securities. The Fund seeks to offer investors greater diversification than domestic high yield portfolios by investing in high yield securities of issuers in a range of different geographies. In general, the Fund also seeks to invest in securities of issuers in a range of different industries. The Fund is “non-diversified” with respect to individual issuers, which means that it may invest a significant portion of its assets in a relatively small number of issuers, potentially increasing risk. In addition to corporate, government and government agency debt securities, the Fund’s investment universe may include “Yankee Dollar” obligations (U.S. dollar-denominated obligations issued in U.S. capital markets by non-U.S. issuers), interests in bank loans, sovereign, preferred securities, sub-sovereign and supranational debt instruments and covered bonds. ~~The types of bonds, loans and related instruments that the Fund may invest in may include bridge loans and other assets acquired through private transactions or the primary market. Such investments may involve increased liquidity risk.~~

The portfolio managers’ investment process begins with macro-level relative value analysis, which seeks to identify attractive markets through analysis of global growth, inflation and interest rate outlooks, as well as proprietary and other indicators. The portfolio managers then focus on portfolio construction, normally giving the greatest weight to fundamentally strong issuers exhibiting healthy business dynamics, followed by growth-oriented issuers exhibiting improving dynamics and deep value issuers. The portfolio managers next select individual securities. This portion of the process entails detailed issuer-specific relative value analysis~~, including, but not limited to, sector analysis, qualitative company analysis, financial analysis, quantitative filters, and structural assessment (involving evaluation of capital structure, financial covenants and jurisdictional implications)~~. Finally, the portfolio managers implement their security selections, monitoring portfolio exposures in real time, managing position sizes and monitoring portfolio risks through analysis of probability-adjusted returns and other means. ~~The portfolio managers consider selling securities once they no longer satisfy key relative value or other investment criteria.~~

The Fund will invest, under normal market conditions, in securities of issuers located in at least three different countries, and will invest at least 40% of its assets outside the U.S. Under market conditions that are unfavorable to non-U.S. investments on a relative value basis, the Fund will generally maintain lower exposure to non-U.S. issuers. As of March 31, 2017, the weight of U.S. securities in the Global High Yield Index was approximately 52.57%. The Fund is not subject to any additional geographical restrictions. The Fund may have unhedged exposure to non-U.S. dollar currencies, but typically seeks to hedge most or all of its exposure to non-U.S. dollar currencies. The Fund may utilize derivatives to achieve its investment objective, including bond futures and options, interest rate swaps, credit default swaps and credit default swap indices, currency forwards, foreign currency exchange contracts, options, stock index futures contracts, warrants and other derivative instruments. Derivatives transactions may have the effect of either magnifying or limiting the Fund’s gains and losses. In making investments, the Fund’s portfolio managers are not subject to any restriction with respect to duration, but will seek to manage the Fund’s portfolio such that its duration profile is similar to that of the Global High Yield Index.

~~In response to adverse market, economic, political or other conditions, the Fund may deviate from its principal strategies by making temporary investments of some or all of its assets in high-quality fixed income securities, cash and cash equivalents. The Fund may be less likely to achieve its investment objective when it does so.~~